UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number 0-22342

___________

Triad Guaranty Inc. 401(k) Profit Sharing Plan

(Full title of the Plan)

Triad Guaranty Inc.

101 South Stratford Road

Winston-Salem, North Carolina 27104

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Audited Financial Statements and Supplemental Schedule

(Modified Cash Basis)

As of December 31, 2006 and 2005,

and for the Year Ended December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits (Modified Cash Basis)	2
Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis)	3
Notes to Financial Statements (Modified Cash Basis)	4

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)	11

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Triad Guaranty Inc. 401(k) Profit-Sharing Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

TRIAD GUARANTY INC. 401(K) PROFIT-SHARING PLAN

June 28, 2007

By: /s/ Earl F. Wall
Earl F. Wall

Senior Vice President, Secretary, General Counsel and Plan Administrator

Report of Independent Registered Public Accounting Firm

Plan Administrator of the Triad Guaranty Inc.

401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Triad Guaranty Inc. 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and the supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan (modified cash basis) at December 31, 2006 and 2005, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2006, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 26, 2007

A member firm of Ernst & Young Global Limited	1

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31
	2006	2005
Assets
Investments, at fair value	$17,716,278	$14,192,773
Net assets available for benefits, at fair value	17,716,278	14,192,773
Adjustment from fair value to contract value for interest
in collective trust fund	52,388	49,962
Net assets available for benefits	$17,768,666	$14,242,735

See accompanying notes.

2

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year Ended December 31, 2006

Additions:
Investment income:
Interest and dividends	$487,939
Net appreciation in fair value of investments	1,627,327
2,115,266
Contributions:
Participants	1,326,808
Employer	500,413
Rollover	154,702
1,981,923
Total additions	4,097,189

Deductions:
Benefits paid to participants	571,258

Net increase	3,525,931

Net assets available for benefits:
Beginning of year	14,242,735
End of year	$17,768,666

See accompanying notes.

3

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2006

1. Description of Plan

The following description of the Triad Guaranty Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a salary deferral 401(k) defined contribution plan covering all employees of Triad Guaranty Inc. and its subsidiaries (the Company, Employer, or the Plan Sponsor) who have at least three months of service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Plan became effective October 1, 1993.

Contributions

Each year, participants may contribute up to 15% of their annual compensation, as defined in the Plan. However, these elective deferral contributions may not exceed the dollar limitation contained in Section 402(g) of the Internal Revenue Code (the Code). Participants who are age 50 or older during the calendar year and make the maximum allowable pre-tax contribution to the plan are entitled to make an additional “catch-up contribution”, up to a maximum of $5,000 for 2006. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In accordance with the Plan provisions, the Company may match the participant’s elective deferral contribution. For 2006, the Company matched 50% of contributions up to 8% of the participant’s eligible compensation. The discretionary percentage match is determined by the Plan sponsor. Additional amounts may be contributed at the option of the Plan sponsor.

Upon enrollment, a participant may direct participant contributions to any of the Plan’s fund options. Participants may change their investment options daily online with Merrill Lynch (the Trustee), but can change their contribution percents only quarterly. Participants can elect to discontinue their contributions to the Plan at any time; however, those participants must wait until the next available entrance date to participate again. Employer contributions are invested in the participant’s investment options using the participant’s directed investment selections.

4

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of Plan (continued)

Forfeitures

Forfeitures of matching contributions totaling $46,144 in 2006 were used to reduce employer contributions during the year. At December 31, 2006 and 2005, forfeitures of $15,883 and $46,144, respectively, were outstanding.

Participant Accounts

Each participant’s account is credited with the participant’s contributions (elective deferral contribution) and allocations of (a) the Company’s contributions and (b) the Plan’s earnings. Allocations are based on participants’ compensation and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 20% vested after one year of service, 40% vested after two years, 60% vested after three years, 80% vested after four years, and 100% vested after five years.

Participants Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one through five years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through semi-monthly payroll deductions.

5

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of Plan (continued)

Payment of Benefits

On termination of service, a participant may receive a lump-sum payment equal to the vested value of his or her account or may elect, subject to minimum balances, to leave the vested portion of the account with the Plan. Upon disability or retirement, a participant may receive either a lump-sum payment equal to the vested value of his or her account, or choose from several annuity options. Beneficiaries of Plan participants have the same benefit payment options as disabled or retired participants upon the death of participants.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investments are recorded at fair value, contributions are recorded when received and benefits are recorded when paid.

6

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Accounting Policies (continued)

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, which generally equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted active market prices that represent the net asset value of shares held by the Plan at year-end. The contract value of participation units owned in the collective trust fund are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. The fair value of participation units owned by the collective trust fund is determined based on the sum of the present values of all projected future cash flows of each investments. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

7

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan’s investments are held by a bank-administered trust fund. Investments that represent five percent or more of the Plan’s net assets as of December 31 are as follows:

	2006	2005

Triad Guaranty Inc. Common Stock	$4,399,338	$2,982,434
Merrill Lynch Retirement Preservation Trust	2,816,533	2,838,771
Davis New York Venture Fund	2,715,253	2,115,662
MFS Intl New Discovery Fund	1,361,735	648,078	*
Blackrock S&P 500 Index	1,282,666	861,178
PIMCO Total Return Fund	1,201,891	1,061,470
Alger Capital Appreciation	1,085,066	995,219

*	The fair value at year-end 2005 did not represent five percent or more of the Plan’s net assets but is listed for comparison purposes with the fair value position held at December 31, 2006.

8

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

3. Investments (continued)

During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in value as follows:

Net Appreciation In Fair Value During Year

Triad Guaranty Inc. common stock	$744,089
Registered investment companies	883,238
$1,627,327

4. Exempt Party-in-Interest Transactions

Investment funds managed by the Trustee of the Plan qualify as party-in-interest transactions. The Plan sponsor pays all fees for investment manager services. The Plan also holds common stock of the Company. Such transactions qualify as party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. All administrative expenses are paid directly by the Plan sponsor. Administrative expenses for 2006 totaled $611.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

9

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

6. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated June 4, 2002 stating that the form of the Plan is qualified under Section 401 of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2006-6 and 2005-16 and Announcement 2006-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

10

Supplemental Schedule

Triad Guaranty Inc.

401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (Modified Cash Basis)

EIN #56-1838519 Plan #001

Year Ended December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Triad Guaranty Inc. Common Stock	80,177 shares	$4,399,338
*	Merrill Lynch Ret. Preservation Trust	2,816,533 shares	2,816,533
	Davis New York Venture Fund	70,489 shares	2,715,253
	MFS Intl New Discovery Fund	49,807 shares	1,361,735
*	BlackRock S&P 500 Index	73,716 shares	1,282,666
	PIMCO Total Return Fund	115,789 shares	1,201,891
	Alger Capital Appreciation	93,139 shares	1,085,066
*	BlackRock Value Opportunities Fund	25,419 shares	616,145
	Self—directed accounts	599,390 shares	599,390
	Van Kampen American Value Fund	15,583 shares	484,646
	Federated International Equity Fund	18,711 shares	426,230
*	BlackRock Fundamental Growth	14,598 shares	283,784
	Allianz CCM Mid—Cap Fund	6,289 shares	155,972
*	BlackRock Small/Mid—Cap Growth	8,926 shares	132,544
	AIM Basic Balanced Fund	5,437 shares	72,096
	The Oakmark EQ & INC Fund	2,736 shares	70,551
*	Participant Loans	Various maturities with rates	31,387
		ranging from 5.00% to 9.25%
	Allianz RCM Tech Fund	411 shares	16,752
	Dreyfus Founders Discovery Fund	519 shares	15,603
	Cash		1,084
			$17,768,666

* Indicates party in interest to the Plan

Note: Cost information in (d) has not been included because all investments are participant directed.

11